SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 July, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 01 July 2025
Exhibit 1.2	Transaction in Own Shares dated 02 July 2025
Exhibit 1.3	Transaction in Own Shares dated 03 July 2025
Exhibit 1.4	Director/PDMR Shareholding dated 04 July 2025
Exhibit 1.5	Transaction in Own Shares dated 04 July 2025
Exhibit 1.6	Transaction in Own Shares dated 07 July 2025
Exhibit 1.7	Transaction in Own Shares dated 08 July 2025
Exhibit 1.8	Transaction in Own Shares dated 09 July 2025
Exhibit 1.9	Transaction in Own Shares dated 10 July 2025
Exhibit 1.10	Transaction in Own Shares dated 11 July 2025
Exhibit 1.11	Director/PDMR Shareholding dated 11 July 2025
Exhibit 1.12	Transaction in Own Shares dated 14 July 2025
Exhibit 1.13	Transaction in Own Shares dated 15 July 2025
Exhibit 1.14	Transaction in Own Shares dated 16 July 2025
Exhibit 1.15	Transaction in Own Shares dated 17 July 2025
Exhibit 1.16	Transaction in Own Shares dated 18 July 2025
Exhibit 1.17	Response to Resolution 3 Voting Result at 2025 AGM dated 21 July 2025
Exhibit 1.18	Transaction in Own Shares dated 21 July 2025
Exhibit 1.19	Transaction in Own Shares dated 22 July 2025
Exhibit 1.20	Transaction in Own Shares dated 23 July 2025
Exhibit 1.21	Transaction in Own Shares dated 24 July 2025
Exhibit 1.22	Transaction in Own Shares dated 25 July 2025
Exhibit 1.23	Transaction in Own Shares dated 28 July 2025
Exhibit 1.24	Transaction in Own Shares dated 29 July 2025
Exhibit 1.25	Transaction in Own Shares dated 30 July 2025
Exhibit 1.26	Transaction in Own Shares dated 31 July 2025

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 01 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 4,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,650,000	350,000	500,000
Highest price paid per Share (pence):	368.25	368.20	368.25
Lowest price paid per Share (pence):	363.50	363.60	363.50
Volume weighted average price paid per Share (pence):	365.8158	365.8056	365.7792

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	365.8158	3,650,000
Cboe (UK)/BXE	365.8056	350,000
Cboe (UK)/CXE	365.7792	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2924P_1-2025-7-1.pdf

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 02 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 4,400,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,550,000	350,000	500,000
Highest price paid per Share (pence):	382.90	382.85	382.70
Lowest price paid per Share (pence):	371.35	371.35	371.35
Volume weighted average price paid per Share (pence):	378.7331	378.6890	378.6919

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	378.7331	3,550,000
Cboe (UK)/BXE	378.6890	350,000
Cboe (UK)/CXE	378.6919	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4857P_1-2025-7-2.pdf

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 03 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 4,400,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,550,000	350,000	500,000
Highest price paid per Share (pence):	382.85	382.85	382.85
Lowest price paid per Share (pence):	378.60	378.65	378.65
Volume weighted average price paid per Share (pence):	380.8186	380.8515	380.8397

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	380.8186	3,550,000
Cboe (UK)/BXE	380.8515	350,000
Cboe (UK)/CXE	380.8397	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6869P_1-2025-7-3.pdf

Exhibit 1.4

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.81009	5,705
d)	Aggregated information - Volume - Price - Total	5,705 £ 3.81009£ 21,736.56
e)	Date of the transaction	02 July 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.704	82
d)	Aggregated information - Volume - Price - Total	82 £3.704 £303.73
e)	Date of the transaction	03 July 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.81009	1,003
d)	Aggregated information - Volume - Price - Total	1,003 £ 3.81009 £3,821.52
e)	Date of the transaction	02 July 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.704	214
d)	Aggregated information - Volume - Price - Total	214 £3.704 £792.66
e)	Date of the transaction	03 July 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.5

BP p.l.c.

                                           Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 04 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 4,400,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 11 February 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,550,000	350,000	500,000
Highest price paid per Share (pence):	379.90	379.85	379.85
Lowest price paid per Share (pence):	376.85	376.85	376.85
Volume weighted average price paid per Share (pence):	378.3865	378.3210	378.3467

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	378.3865	3,550,000
Cboe (UK)/BXE	378.3210	350,000
Cboe (UK)/CXE	378.3467	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8777P_1-2025-7-4.pdf

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 7 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 4,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,650,000	350,000	500,000
Highest price paid per Share (pence):	375.20	375.15	375.15
Lowest price paid per Share (pence):	371.40	371.50	371.40
Volume weighted average price paid per Share (pence):	372.6374	372.6614	372.6669

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	372.6374	3,650,000
Cboe (UK)/BXE	372.6614	350,000
Cboe (UK)/CXE	372.6669	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0665Q_1-2025-7-7.pdf

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 8 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 4,400,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,550,000	350,000	500,000
Highest price paid per Share (pence):	384.35	384.15	384.30
Lowest price paid per Share (pence):	371.55	371.65	371.50
Volume weighted average price paid per Share (pence):	376.6581	376.4459	376.5526

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	376.6581	3,550,000
Cboe (UK)/BXE	376.4459	350,000
Cboe (UK)/CXE	376.5526	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2420Q_1-2025-7-8.pdf

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 9 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 4,350,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,500,000	350,000	500,000
Highest price paid per Share (pence):	388.95	388.90	388.90
Lowest price paid per Share (pence):	385.20	385.30	385.30
Volume weighted average price paid per Share (pence):	387.0407	387.0534	387.0590

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	387.0407	3,500,000
Cboe (UK)/BXE	387.0534	350,000
Cboe (UK)/CXE	387.0590	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4258Q_1-2025-7-9.pdf

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 4,350,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,500,000	350,000	500,000
Highest price paid per Share (pence):	390.35	390.15	390.30
Lowest price paid per Share (pence):	381.95	382.10	382.15
Volume weighted average price paid per Share (pence):	387.2636	387.2913	387.3087

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	387.2636	3,500,000
Cboe (UK)/BXE	387.2913	350,000
Cboe (UK)/CXE	387.3087	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6234Q_1-2025-7-10.pdf

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,534,979 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,810,387	302,758	421,834
Highest price paid per Share (pence):	400.00	400.00	400.00
Lowest price paid per Share (pence):	393.25	393.40	393.35
Volume weighted average price paid per Share (pence):	397.5023	397.4978	397.5065

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	397.5023	2,810,387
Cboe (UK)/BXE	397.4978	302,758
Cboe (UK)/CXE	397.5065	421,834

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8108Q_1-2025-7-11.pdf

Exhibit 1.11

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.845	8
d)	Aggregated information - Volume - Price - Total	8 £3.845 £30.76
e)	Date of the transaction	10 July 2025
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.845	97
d)	Aggregated information - Volume - Price - Total	97 £3.845 £372.96
e)	Date of the transaction	10 July 2025
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 14 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 1,651,410 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	0	1,151,410	500,000
Highest price paid per Share (pence):	0.00	403.30	403.30
Lowest price paid per Share (pence):	0.00	396.55	396.70
Volume weighted average price paid per Share (pence):	0.0000	400.6732	400.5933

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	0.0000	0
Cboe (UK)/BXE	400.6732	1,151,410
Cboe (UK)/CXE	400.5933	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0081R_1-2025-7-14.pdf

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 4,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,650,000	350,000	500,000
Highest price paid per Share (pence):	399.75	399.60	399.60
Lowest price paid per Share (pence):	395.85	395.95	395.90
Volume weighted average price paid per Share (pence):	397.7490	397.7384	397.7393

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	397.7490	3,650,000
Cboe (UK)/BXE	397.7384	350,000
Cboe (UK)/CXE	397.7393	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1865R_1-2025-7-15.pdf

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 4,499,718 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,649,718	350,000	500,000
Highest price paid per Share (pence):	402.20	402.15	402.05
Lowest price paid per Share (pence):	396.55	396.60	396.60
Volume weighted average price paid per Share (pence):	399.8788	399.8694	399.8634

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	399.8788	3,649,718
Cboe (UK)/BXE	399.8694	350,000
Cboe (UK)/CXE	399.8634	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3728R_1-2025-7-16.pdf

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 4,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,650,000	350,000	500,000
Highest price paid per Share (pence):	398.35	398.30	398.30
Lowest price paid per Share (pence):	394.30	394.40	394.40
Volume weighted average price paid per Share (pence):	396.4138	396.4013	396.4063

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	396.4138	3,650,000
Cboe (UK)/BXE	396.4013	350,000
Cboe (UK)/CXE	396.4063	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5544R_1-2025-7-17.pdf

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 4,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,650,000	350,000	500,000
Highest price paid per Share (pence):	405.60	405.60	405.60
Lowest price paid per Share (pence):	401.55	401.75	401.75
Volume weighted average price paid per Share (pence):	403.4869	403.4742	403.4775

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	403.4869	3,650,000
Cboe (UK)/BXE	403.4742	350,000
Cboe (UK)/CXE	403.4775	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7381R_1-2025-7-18.pdf

Exhibit 1.17

21 July 2025

Response to Resolution 3 Voting Result at 2025 Annual General Meeting

In accordance with Provision 4 of the UK Corporate Governance Code ('Code'), BP p.l.c. ('bp') is providing an update to the statement made on 17 April 2025 regarding the voting in relation to Resolution 3 at its Annual General Meeting held on 17 April 2025 ('AGM').

At the AGM, shareholders strongly supported the Board's recommendation to approve Resolution 3. However, we recognise that some shareholders (24.28% of votes cast) voted against the resolution.

Prior to that, on 4 April 2025, bp announced that Helge Lund had informed the board of his intention to step down in due course and that a succession process had been initiated.

Since the AGM, bp has engaged with investors in accordance with Provision 4 of the Code, to obtain insights into the reasons for the voting outcome on Resolution 3.

These insights have helped to inform the chair succession process which has been led by Dame Amanda Blanc on behalf of the board. The outcome of this process was announced earlier today Albert Manifold appointed BP p.l.c. chair | News and insights | Home

In line with the Code, a final summary on how the feedback has informed the board's decisions will be provided in the 2025 Annual Report and Accounts.

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 21 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 4,500,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,650,000	350,000	500,000
Highest price paid per Share (pence):	403.30	403.15	403.15
Lowest price paid per Share (pence):	397.70	397.90	397.90
Volume weighted average price paid per Share (pence):	400.6831	400.7448	400.7389

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	400.6831	3,650,000
Cboe (UK)/BXE	400.7448	350,000
Cboe (UK)/CXE	400.7389	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9380R_1-2025-7-21.pdf

Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 22 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 4,200,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,350,000	350,000	500,000
Highest price paid per Share (pence):	404.90	404.80	404.80
Lowest price paid per Share (pence):	400.35	400.45	400.05
Volume weighted average price paid per Share (pence):	402.1559	402.2042	402.1787

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	402.1559	3,350,000
Cboe (UK)/BXE	402.2042	350,000
Cboe (UK)/CXE	402.1787	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1222S_1-2025-7-22.pdf

Exhibit 1.20

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 23 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,850,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,000,000	350,000	500,000
Highest price paid per Share (pence):	408.30	408.30	408.30
Lowest price paid per Share (pence):	404.30	404.35	404.35
Volume weighted average price paid per Share (pence):	406.3244	406.3288	406.3062

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	406.3244	3,000,000
Cboe (UK)/BXE	406.3288	350,000
Cboe (UK)/CXE	406.3062	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3076S_1-2025-7-23.pdf

Exhibit 1.21

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 24 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,700,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,850,000	350,000	500,000
Highest price paid per Share (pence):	404.30	404.30	404.25
Lowest price paid per Share (pence):	397.40	397.55	397.55
Volume weighted average price paid per Share (pence):	400.9257	400.8921	400.8836

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	400.9257	2,850,000
Cboe (UK)/BXE	400.8921	350,000
Cboe (UK)/CXE	400.8836	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5030S_1-2025-7-24.pdf

Exhibit 1.22

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 25 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,700,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,850,000	350,000	500,000
Highest price paid per Share (pence):	400.50	400.50	400.50
Lowest price paid per Share (pence):	393.35	393.45	393.40
Volume weighted average price paid per Share (pence):	397.3528	397.3963	397.4145

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	397.3528	2,850,000
Cboe (UK)/BXE	397.3963	350,000
Cboe (UK)/CXE	397.4145	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6868S_1-2025-7-25.pdf

Exhibit 1.23

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 28 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,700,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,850,000	350,000	500,000
Highest price paid per Share (pence):	407.30	407.10	407.30
Lowest price paid per Share (pence):	400.80	400.80	400.80
Volume weighted average price paid per Share (pence):	403.5379	403.4041	403.4689

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	403.5379	2,850,000
Cboe (UK)/BXE	403.4041	350,000
Cboe (UK)/CXE	403.4689	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8647S_1-2025-7-28.pdf

Exhibit 1.24

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 29 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,700,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,850,000	350,000	500,000
Highest price paid per Share (pence):	409.90	409.90	409.90
Lowest price paid per Share (pence):	404.35	404.45	404.45
Volume weighted average price paid per Share (pence):	407.9789	407.9948	407.9977

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	407.9789	2,850,000
Cboe (UK)/BXE	407.9948	350,000
Cboe (UK)/CXE	407.9977	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0599T_1-2025-7-29.pdf

Exhibit 1.25

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 30 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,700,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,850,000	350,000	500,000
Highest price paid per Share (pence):	410.40	410.35	410.35
Lowest price paid per Share (pence):	403.80	403.90	403.85
Volume weighted average price paid per Share (pence):	406.3788	406.3632	406.4450

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	406.3788	2,850,000
Cboe (UK)/BXE	406.3632	350,000
Cboe (UK)/CXE	406.4450	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2596T_1-2025-7-30.pdf

 Exhibit 1.26

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 31 July 2025 it has purchased, in accordance with the authority granted by shareholders at the 2025 Annual General Meeting of the Company, a total of 3,350,000 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 29 April 2025 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,500,000	350,000	500,000
Highest price paid per Share (pence):	408.05	408.05	408.05
Lowest price paid per Share (pence):	401.90	401.85	401.85
Volume weighted average price paid per Share (pence):	404.9669	404.9387	404.9080

The Company intends to transfer these shares into Treasury in accordance with the authority granted by its shareholders at the Company's 2025 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Citigroup Global Markets Limited (intermediary code: SBILGB2L) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	404.9669	2,500,000
Cboe (UK)/BXE	404.9387	350,000
Cboe (UK)/CXE	404.9080	500,000

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4838T_1-2025-7-31.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 August 2025
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary